

Nick S. · 3rd

CTO

San Francisco Bay Area · Contact info

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InfoGard Laboratories, Inc.

an Office of the National Coordinator for Health IT-Authorized Testing and Certification Body (ONC-ATCB)

certifies that the EHR Product listed below meets the mandatory certification criteria identified in 45 CFR 170 Subpart C of the ONC Standards and Certification Criteria Final Rule as listed on the reverse.

ONC-ATCB CERTIFIED INFO GARD COMPLETE EHR

HarmoniMD

Version 2011.10.6

by

Offsite Care Resources, Inc.

Certificate #:	IG-2628-11-0143
Certified Date:	November 14, 2011
Classification:	Complete EHR
Practice Setting:	Inpatient

Ken Kolstad
Vice President/General Manager
InfoGard Laboratories, Inc.

HarmoniMD Certification

I wrote the original HarmoniMd cloud based Electronic Medical Records system in my...



Kissy Hospital in Sierra Leone

I've implemented systems around
This photo is of the medical staff

Experience

Chief Technology Officer
Medwave Software Solutions, Inc.
Aug 2012 – Present · 9 yrs 1 mo
Sebastopol, Ca

Director, Systems & Technology
Sonoma Media Investments, LLC
Sep 2012 – Jun 2015 · 2 yrs 10 mos
Santa Rosa, Califonia

Chief Technology Officer
OffSiteCare, Inc.
Aug 2009 – Sep 2012 · 3 yrs 2 mos
Sebastopol, CA

Regional IT Director
Halifax Media Group, LLC · Full-time
2011 – 2012 · 1 yr
Daytona Beach, FL

Regional IT Director
New York Times Regional Media Group
2001 – 2011 · 10 yrs
Tampa, FL

Show 5 more experiences

Licenses & certifications

Six Sigma Black Belt